

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

> Re: **SunCoke Energy Partners, L.P.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 5, 2012**
> **File No. 333-183162**

Dear Ms. Cade:

　　We have reviewed your response letter and the above-referenced filing, and have the following comments.

The Offering, page 10

1. Please revise your use of proceeds disclosure here and throughout your filing to clarify that you will retain the $128.7 million for environmental capital expenditures, tax credits owed to customers, and working capital replenishment. Please refer to your disclosure on page 58, note 3.

Cash Distribution Policy and Restrictions on Distributions, page 50

2. We note your response to comment 1 in our letter dated October 31, 2012. You have represented to us, and disclosed in the filing, that "cash available for distribution" is a measure of income to be used in assessing performance, and is not a liquidity measure. Consequently, there remains a concern over your determination to title this measure as something other than what it is apparently intended to convey. Given that measures with the word "cash" in the title are widely understood to be liquidity measures, its seems apparent that investors may not readily understand your basis for characterizing this non-GAAP measure as a performance measure and may instead reasonably assume that the measure is a calculation of the amount of cash available for distribution. The obvious risk is that investors will literally interpret the measure based on its title and presumably be misled. If you continue to believe that the non-GAAP measure is a performance measure, please revise the title of the measure to something more descriptive of its purpose and ensure that the revised title does not include the word "cash". Alternatively, if you believe that the measure may be useful in assessing your ability to make cash payments (a liquidity measure), then the existing title and presentation are compliant and you merely need to (1) include a footnote reconciling the

measure to "Net cash provided by (used in) operating activities" in accordance with Item 10(e)(1)(i)(A) of Regulation S-K, and (2) present the US GAAP operating, investing and financing cash flow amounts in equal prominence for each period presented pursuant to Question 102.06 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

3. Please disclose whether the partnership agreement, or any other relevant contract, requires that the amounts of actual distributions be either defined, limited or measured based on the "Cash available for distribution" calculation presented in your filing.

Estimated Net Income and Cash Available for Distribution for the Twelve Months Ending December 31, 2013, page 56

4. We note that cost of products sold and operating expenses is 76.5% of sales and other operating revenue for the forecasted period. We further note that cost of products sold and operating expenses as a percentage of sales and other operating revenue is 81.6% and 81.2% for the pro forma twelve-months ending December 31, 2011 and September 30, 2012, respectively. Please revise your disclosure to explain the specific facts and circumstances that support your estimate of a lower percentage for the forecasted period.

5. Please expand your explanation for the decrease in SG&A projected for fiscal year 2013, to quantify the start-up costs and legal expenses incurred during fiscal year 2011 and for the twelve-months ended June 30, 2012. Please also revise your disclosure to confirm that the $19.6 million projection includes the $2.5 million incremental SG&A you expect to incur as a publicly-traded company. Please refer to page 55, note 8.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Rachel A. Packer, Esq. (*via E-mail*)
        Vinson & Elkins LLP